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                         Filed by: The Santa Cruz Operation, Inc.
                         Pursuant to Rule 425 Under the Securities Act of
                              1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
                         Subject Company: The Santa Cruz Operation, Inc.
                                   (Commission File No. 000-21484)

Updated February 2001

                   Investor Relations Questions and Answers
                             Caldera/SCO Agreement

1.  What amendments were made in February 2001 to the original agreement?

The transaction has been simplified and there are two main changes to the original terms:

1) Caldera Systems, Inc. agreed to purchase the SCO OpenServer product line from The Santa Cruz Operation, Inc (SCO), completing its ownership of the full range of SCO operating system products.

2) The terms of remuneration changed. SCO will receive a flat 16 million Caldera International shares and Caldera International will fund the stock options for qualified SCO employees transitioning to Caldera (see #3 below). This compares to the original agreement where SCO was to receive approximately 18 million shares and fund the approximately 2 million shares of employee stock options from within that allocation. SCO will receive $23 million at the close of the transaction and a non-interest bearing promissory note for $8 million from Caldera International to be paid quarterly in the second year after the close. The two companies also agreed to share revenue from SCO OpenServer products for a period of three years, if sales exceed pre-defined levels during that time. Caldera will also receive an assignment by SCO of its accounts receivable from certain long-term agreements that become due subsequent to the close of the transaction. These receivables will vary depending on the timing of the transaction and product usage by customers, currently estimated to be $3-4 million.

This amendment simplifies the relationship between the two companies, provides for more up-front cash for SCO and allows Caldera International to have ownership and control of all the server products, channel relationships and customers.

2. Will the current shareholders of SCO be issued shares of Caldera International, Inc. when the transaction closes?

The Caldera International shares received by SCO in this transaction will become an asset of SCO. There is no current intention to distribute the stock directly to SCO shareholders. The decision to hold the Caldera International shares as an asset rather than make a distribution was largely based on taxation issues that could have adversely affected SCO and SCO shareholders. There are also distribution limitations that are part of the definitive agreement. The value of the Caldera International shares held by SCO will be substantial, thus fluctuations in the price of Caldera International stock may be a significant factor in the future valuation of SCO shares.

3 I understand that some SCO employees are getting Caldera International stock as part of this agreement. Is this correct?

There are only provisions to handle existing stock options. Those SCO employees who transfer to Caldera and have existing SCO Incentive Stock Options, will be granted stock options in Caldera International, Inc. by Caldera International.
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4.   Where can I find more information about Caldera?

Caldera Systems's stock is traded on the Nasdaq stock exchange under the ticker symbol CALD. Their web site is http://www.caldera.com. You may obtain free copies of their quarterly and annual reports through the website maintained by the SEC at http://www.sec.gov. Caldera and SCO will also be filing a joint
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proxy/prospectus with the Securities Exchange Commission (SEC), which will be provided to all of our shareholders eligible to vote at our special meeting, to approve the transaction.

5. Please clarify the distinction between Caldera Systems, Inc. and Caldera International, Inc. In which company will SCO own a position?

The resulting company, Caldera International, Inc., will own Caldera Systems, Inc. plus the assets being acquired from SCO. The 16 million shares that SCO will receive as a result of this transaction will be shares of Caldera International, Inc. Existing Caldera Systems shares will be exchanged for shares of Caldera International, Inc. on a one-to-one basis.

6. Are there going to be restrictions on the sale of the Caldera shares that SCO will own?

The agreement imposes no restrictions except that SCO cannot sell shares to a person or group holding 5% or more of Caldera stock without consent and SCO will be classified as an affiliate of Caldera International, Inc. Therefore, SCO will be subject to standard SEC volume and insider trading restrictions that apply to affiliates. SCO does not intend to sell sufficient shares to impair the favorable tax treatment realized in this transaction.

7. When will the proxy be available and the transaction voted on by the shareholders?

The S-4 filing is being reviewed by the SEC. When it is approved, the proxy will be provided to all shareholders of record at the time and details of the special shareholder meeting will be announced. This is expected to occur in the second calendar quarter of 2001, but may change depending on SEC timing. Other interested parties may obtain free copies of the proxy through the web site maintained by the SEC at http://www.sec.gov.
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8.   What will be the assets of the new SCO after this transaction takes place?

SCO will be made up of the Tarantella Product Division and its assets and the assets of our investment holdings (Caldera International, Rainmaker, E-biz, etc.). The headquarters will be in Santa Cruz, CA and there will be approximately 230 employees worldwide.

9.  What happens to the SCO branding and logo?  Will SCO keep its same name?

Caldera International is acquiring the SCO brand and logo, although SCO will retain usage rights. SCO will be asking the shareholders to approve a company name change to Tarantella, Inc. If this motion passes, the intention is to also change the stock ticker symbol to a new designation more representative of the new name.

10 Do you see this as an easy transition or will the impact of this transaction hinder the process of selling your products?

Transactions of this type are never without complication, but the fact that SCO had already completed its split into the three separate divisions earlier in 2000 will make it simpler overall. The delay in closing the transaction is, however, creating hesitancy with customers who are unsure of whom their vendor will be in the future.
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11  Does SCO have any plans to 'spin off' Tarantella to shareholders or do an
IPO?

The Tarantella Division will be the main component of an already public company. At this point in time no plan exists for an IPO or spin-off.

12  Who will be the officers remaining with SCO?

The current SCO officers who will remain with SCO are: Doug Michels, CEO; Mike Orr, President Tarantella Division; Randy Bresee, CFO; Steve Sabbath, Law and Corporate Affairs; and Geoff Seabrook, Corporate Development.



Notification:
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The matters discussed above include forward-looking statements about the pending transaction between SCO and Caldera Systems, Inc.. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, conclusion or success of strategic opportunities, increases and decreases in the value of investments in third parties, the ability to reduce expenses, impact and success of joint development projects and industry partnerships, market acceptance of new products, including open source- based and internet-related products, the impact of competitive products, general market conditions, and other risks detailed from time to time in SCO's SEC filings, including forms 10-Q and 10-K. SCO disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:  SCO urges investors and security
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holders to review the following documents regarding the acquisition, including amendments that may be made to them, because they contain important information:

     -  Caldera's Registration Statement on SEC Form S-4 and
     -  Caldera and SCO's Joint Proxy Statement/Prospectus.

These documents and amendments to these documents have been or will be filed with the United States Securities and Exchange Committee. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully as they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the acquisition, the persons soliciting proxies relating to the acquisition, their interests in the acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents, as they are available, through the Web site maintained by the SEC at http://www.sec.gov
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Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention:
Investor Relations, telephone (801) 765-4999; or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com
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or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz,
California 95061, attention:  Investor Relations, telephone (831) 427-7399.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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